Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
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farrahshort@paulhastings.com

October 4, 2007

32724.00020

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of September 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dw 10/19

Paul Hastings
ATTORNEYS

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.7

Schedule 1

Information Published, Filed or Distributed during September 2007

1. Yamaha Announces Liquidation of Singapore AV Equipment Sales Subsidiary (Exhibit 1)

2. Yamaha Subsidiary to Establish Visual Content Company (Exhibit 2)

Exhibit 1

For immediate release

September 21, 2007

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Mitsuru Umemura
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Liquidation of Singapore AV Equipment Sales Subsidiary

Yamaha Corporation has announced that its Board of Directors, at their meeting held on September 21, 2007, made the decision to liquidate its wholly owned subsidiary Yamaha Electronics Asia Pte. Ltd. (President: Yasuhiro Nihashi; Head Office: Singapore; hereinafter: YEAS). YEAS has served as Yamaha's sales company for audio and visual equipment (AV equipment), covering markets in Southeast Asia and India.

YEAS was established in Singapore in October 1996 to import and sell Yamaha's AV equipment in the previously mentioned markets. Recently, accompanying the regional integration of sales activities in Yamaha's musical instruments and AV equipment businesses under its medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)," Yamaha has decided to transfer the business operations of YEAS to its wholly owned sales subsidiary Yamaha Music (Asia) Pte. Ltd., (President: Yasuhiro Nihashi; Head Office: Singapore; hereinafter YMAsia). YMAsia thus far has focused on selling musical instruments and AV equipment in Singapore. Going forward, YMAsia will work to expand Yamaha's sales efficiently in the Southeast Asian and Indian markets. Please note that the expenses associated with the liquidation of YEAS are not material, and there will be no impact on Yamaha's consolidated financial results.

Details of the Liquidation of YEAS

1. Outline of the Company to Be Liquidated
   Name: Yamaha Electronics Asia Pte. Ltd.
   Address: 138 Cecil Street, #05-02/03 Cecil Court, Singapore 069538
   President: Yasuhiro Nihashi
   Lines of business: Importing and sale of AV equipment
   Paid-in capital: US$0.7 million (100% owned by Yamaha Corporation)
   Date of establishment: October 9, 1996
   Number of employees: Six (including two seconded from Yamaha)
   Sales: US$3.9 million (Year ended March 31, 2007)
2. Schedule for Liquidation
   Final date of business operations: End of December 2007
   Date of liquidation: Scheduled for March 2009
3. Other Matters Related to the Liquidation
   Staff: Employees are scheduled to be transferred to YMAsia.
   Liquidation costs: Not material

Please address inquiries to: Public Relations Division, Public Relations Group, Yamaha Corporation (Telephone: 81-3-5488-6601)

Exhibit 2

For immediate release

September 21, 2007

Company Name: YAMAHA CORPORATION
President and
Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Subsidiary to Establish Visual Content Company

At the meeting today of the Board of Directors of Yamaha Corporation (Yamaha), it was decided that consolidated subsidiary Yamaha Music Entertainment Holdings, Inc. (Hereinafter: YMEH; Location: Shibuya-ku, Tokyo; Representative: Keiji Taniguchi), will establish a visual content production company jointly with Atoss International Ltd. (Hereinafter: Atoss; Location: Minato-ku, Tokyo; Representative: Chiaki Shiromizu), a company engaged in the broadcasting business and sales of program production services.

As part of activities to strengthen Yamaha's musical software business, Yamaha made a 10% equity investment in Atoss in March this year, and the two companies began a cooperative relationship. When YMEH was established this June, this investment was carried over, and the two companies will now establish a new company through joint investment to further promote their visual content businesses. The details are as follows:

1. Outline of the New Company

Company name: Yamaha Atoss Music and Visuals, Inc.
Date of Establishment: October 1, 2007
Address: 16-7, Dogenzaka 1-chome, Shibuya-ku, Tokyo, Japan
Representative: Junichi Sumii, Representative Director and President
Paid-in capital: ¥40 million (with YMEH investing 55% and Atoss 45%)
Lines of business: Sale of planning and production services for packaged visual content products; management and operation of

related licenses; visual content, broadcast program planning, and production; and agent business as well as other related services.

Sales: Target of approximately ¥1.2 billion in annual sales by the fifth year after establishment

2. Outline of the Companies Investing in Yamaha Atoss Music and Visuals, Inc.

Company name: Yamaha Music Entertainment Holdings, Inc.

Date of establishment: June 1, 2007

Address: 16-7, Dogenzaka 1-chome, Shibuya-ku, Tokyo, Japan

Paid-in capital: ¥100 million (wholly owned subsidiary of Yamaha)

Representative: Keiji Taniguchi, Representative Director and President

Line of business: In overall management of the music entertainment businesses of the Yamaha Group.

Company name: Atoss International Ltd.

Date of establishment: July 29, 1989

Address: BOIS Building II, 6-9, Minami Aoyama 2-chome, Minato-ku, Tokyo, Japan

Paid-in capital: ¥257 million

Shareholders: Chiaki Shiromizu, Keiichiro Tsukamoto (President/CEO of Impress Holdings, Inc.), E-Holdings Co., Ltd., YMEH, Television KANAGAWA, Inc.

Representative: Chiaki Shiromizu, President and CEO

Lines of business: Broadcasting under Japan's Broadcasting Law; planning, production, and sales of broadcast programs; planning and production for advertisements, publicity, and sales promotion; creating and operating corporate in-house, satellite-based telecommunications systems; and planning, production, and sale of DVD packages.

For further information, please contact:

YAMAHA CORPORATION
Public Relations Division
Telephone: +81-3-5488-6601
Facsimile: +81-3-5488-5060

END